Exhibit 99.1 Corporate Communications

CNH Industrial: periodic report on the buy-back program

London, June 25, 2019

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announces that, under the common share buy-back program currently in place, the Company has completed the transactions reported in aggregate as follows:

Date	Number of common shares purchased	Average price per share including fees (€)	Consideration including fees (€)	Consideration (*) including fees ($)
June 14, 2019	83,346	8.3984	699,974.61	788,521.40
June 21, 2019	564,880	8.9374	5,048,547.45	5,712,936.29
Total	648,226	—	5,748,522.06	6,501,457.69

After the purchases announced today and considering those previously executed under the program, the total invested amount is approximately €97.01 million ($110.90 million) for a total amount of 10,755,801 common shares purchased.

As of June 24, 2019 the Company held 14,687,293 common shares, net of the common shares already delivered to fulfill its obligations arising from equity incentive plans.

(*)   All translations determined from Euro to US Dollar at the exchange rate reported by the European Central Bank on the date of each purchase.

CNH Industrial N.V.

25 St James’s Street

London, SW1A 1HA

United Kingdom

Since February 12, 2016 the Company has purchased a total of 22,973,654 own common shares for an amount of approximately €215.03 million ($252.48 million).

A comprehensive overview of the purchases carried out under the current share buy-back program as well as the details of the above transactions, inclusive of the indication of the regulated markets where purchases were made, are available on the Company’s corporate website at the following address: buy-back program chart (April 27, 2018).

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com